Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0180 F: +1 202.637.3593 JamesCain@eversheds-sutherland.us

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: JamesCain@eversheds-sutherland.us

June 27, 2017

Via E-Mail

Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	USCF Funds Trust Registration Statement on Form S-1 File No. 333-214881

Dear Mr. Garrison:

On behalf of our client, the United States Commodity Funds LLC (“USCF”), sponsor of the USCF Funds Trust (the “Trust”), enclosed is a revised version of the above-captioned registration statement for the United States 3x Short Oil Fund (the “Fund”), a series of the Trust. Each of your comments, dated June 15, 2017, is set forth below, followed by our response.

General

1.	Comment: We note your response to comment 1 that you do not intend to take advantage of the provisions that apply to emerging growth companies. Please indicate by check mark on the cover page of your registration statement your status as an emerging growth company and your election not to use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act, as required by Form S-1.

Response: We revised the cover page to indicate that we are an emerging growth company and to make the election not to use the extended transition period for complying with any new or revised financial accounting standards provided by Section 7(a)(2)(B) of the Securities Act.

2.	Comment: We note your response to comment 3, but we were unable to locate the USCF logo. Please direct us to where we can locate the logo.

Response: It has been determined that no logo will be included on the prospectus.

Coy Garrison Page 2

Prospectus Cover Page

3.	Comment: We note your response to comment 11 and the disclosure you added regarding additional factors that can affect the market value of the Fund. Please revise to provide a description of the factors that will affect the price at which Authorized Participants will sell the shares to the public, consistent with your disclosure on page 84.

Response: We have provided a description of the factors that will affect the price at which Authorized Participants will sell the shares to the public.

4.	Comment: Please supplementally tell us your intended sequence of events for the initial basket transactions and effectiveness.

Response: The Fund will sell two baskets of shares to the initial Authorized Participant on or after the effective date of the Fund, but one or two days prior to the launch of the Fund on NYSE. This is consistent with the initial transactions of the 11 other USCF funds that are currently publicly-traded and allows there to be an NAV for the shares and the fund at the start of trading on the NYSE ARCA.

Prospectus Summary

The Fund’s Fees and Expenses, page 4

5.	Comment: Please revise your filing to clarify your basis for determining the estimated daily rebalancing cost.

Response: We have revised the disclosure to clarify our basis for determining the estimated daily rebalancing cost.

Risk Factors Involved With an Investment In the Fund

6.	Comment: We note that the hypothetical examples on page 14 appear to show the hypothetical return of the 3x Oil Fund, as the hypothetical daily performance of the Fund is three times the benchmark’s daily performance. Please revise the hypothetical examples to show three times the inverse of the benchmark’s daily performance.

Response: We have revised the hypothetical examples accordingly.

7.	Comment: We note your disclosure on page 16, which appears to relate to the table on page 18, that “[t]he Fund might be incorrectly expected to achieve a 30% return on a yearly basis if the benchmark return was 10%, absent the effects of compounding.” Please revise this sentence to reflect the investment objective of achieving three times the inverse of the benchmark.

Response: We revised the disclosure to reflect the investment objective of achieving three times the inverse of the benchmark.

8.	Comment: We note your disclosure on page 16 that states “[i]n the charts below, shaded areas represent those scenarios where the Fund and the United States 3X Oil Fund, each discussed in the chart with the investment objective as described below, will outperform….” We were unable to locate the shaded areas in the chart to which you refer. Please revise your disclosure to include such shaded areas or tell us where such areas are located.

Response: We have revised the disclosure to properly show the shaded areas.

Coy Garrison Page 3

Additional Information About the Fund, Its Investment Objective and Investments

Trading Methodology, page 29

9.	Comment: We note your response to comment 19 regarding how the value of the Benchmark Oil Futures Contract is calculated during the four-day period in which the Benchmark Oil Futures Contract is changed from the near month contract to the next month contract. Please tell us why you divide the blend of the near month contract and next month contract prices on the day of calculation by the blend of the near month contract’s prior day’s and the next month contract prices.

Response: This procedure is consistent with the way continuously owning a single month’s futures contract is calculated from a series of linked monthly futures contracts, which in turn reflects the real-world effect of rolling from one month’s futures contract to another.

For example, assume the front month crude oil futures contract trades at $50 and the second month futures contract trades at $51 on the day of expiration. Also, assume that prices do not change from the day of expiration to the next day, when the former second month futures contract has assumed the front month futures contract position. It is necessary to calculate the change in the benchmark as $51/$51 -1 = 0%. Otherwise, an artificial gain of 2% would be reflected if the change from the front month futures contract to the second month futures contract were measured.

The above is consistent with the way a market participant would value its holdings. If a market participant rolled a front month futures contract to the second month futures contract right at expiration, then the next day, the market participant would have no gain/loss. The market participant on trade date held a futures contract with a mark to market value of zero. The next day, the mark to market would again be zero. However, if the market participant expected its account to change based on $50 to $51, the market participant would incorrectly have assumed a 2% gain, even though a $1 mark-to-market change did not actually occur.

The same procedure can be applied regardless of the day that a futures contract is rolled – it does not have to occur at expiration. Likewise, the same procedure can be segmented so that the roll takes place over multiple days. This is exactly what occurs with USOD’s benchmark. The 25% of the Fund’s futures contract portfolio that is rolled each day reflects the mark-to-market value of the second month futures contract, and so the benchmark change must be calculated with second month futures contract prices for that 25% portion of the Fund’s portfolio.

Prior Performance of the Fund and the Related Public Funds

Performance of the Related Public Funds, page 32

10.	Comment: We note the description of the historical performance of the Related Public Funds. Please revise to include a brief description of the investment objective of each of the Related Public Funds. To the extent that the Related Public Funds do not use leverage, please note such a distinction in this section.

Response: We have revised the disclosure to include the investment objective of each of the Related Public Funds. In the introduction of the Prior Performance section, we will also indicate that none of the Related Public Funds use leverage.

Coy Garrison Page 4

11.	Comment: Please balance your disclosure to include any material adverse business developments or conditions experienced by any the funds or USCF that would be material to investors in your fund.

Response: There have not been any material business developments or conditions experienced by any Related Public Fund or USCF that would be material to investors in the Fund. In general, adverse developments in respect of the Related Public Funds should not impact the Fund because the assets of the Fund and the assets of the Related Public Funds are segregated; accordingly, an investor in one of the funds does not have recourse against the other funds nor is there a guarantee of financial support to the Fund by USCF. To the extent any adverse material developments or conditions at USCF or a Related Public Fund that are material to a Fund investor occur, such developments or conditions will be disclosed.

12.	Comment: We note the terms “SDCI,” “SCI” and “SDAI” used in this section of your prospectus. Please revise your disclosure to include a definition of such defined terms.

Response: We have defined the terms “SDCI,” “SCI” and “SDAI”.

USAG:, page 46

13.	Comment: We note your disclosure on page 46 that references two charts. Please revise your disclosure to include such charts or tell us where these charts are located.

Response: We have deleted the language.

The Fund’s Operations

USCF and its Management and Traders, page 50

14.	Comment: We note your disclosure on page 51 that Ray Allen and John P. Love make all trading and investment decisions and will execute all trades on behalf of USO. Please also disclose the individuals that will perform such functions on behalf of your fund.

Response: We have revised the disclosure to clarify that Ray Allen and John Love will make all trading and investment decisions and will execute or cause to be executed all trades on behalf of the Fund.

The Fund’s Service Providers, page 54

15.	Comment: We note your disclosure on page 54 describing the formula for determining the monthly fee to be paid by USCF to REX, which references “all other expenses allocated to the Fund by USCF in consultation with REX.” Please revise to provide examples of the types of expenses that USCF and REX may determine to allocate to the Fund.

Response: Currently, there are no additional expenses contemplated to be allocated to the Fund. However, in the future, the parties may determine that expenses allocated to the Sponsor may be more appropriately allocated to the Fund, in which case, the Fund’s disclosure would be updated to reflect that such expenses will be allocated to the Fund.

Coy Garrison Page 5

Additional Information About the Benchmark Oil Futures Contracts and the Fund’s Trading Program, page 85

16.	Comment: Please revise your tabular disclosure to ensure that it is consistent with the narrative description preceding the tables.

Response: We have revised the tabular disclosure to be consistent with the narrative disclosure before the tables.

Item 13. Other Expenses of Issuance and Distribution, page II-4

17.	Comment: We note your disclosure that registration fees were previously paid and are being applied to the shares registered under this registration statement pursuant to Rule 415(a)(6). Please identify the prior registration statement on which you paid the filing fee and explain to us why you believe that you are eligible to use this amount to offset the filing fee for this registration statement.

Response: We have deleted the language.

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Please do not hesitate to contact me at (202) 383-0180 if you have any questions or comments.

Sincerely,

/s/ James M. Cain

James M. Cain

cc:

Carolyn Yu, General Counsel, United States Commodity Funds LLC

Daphne Frydman, Deputy General Counsel, United States Commodity Funds LLC

Isaac Esquivel, Staff Accountant, Securities and Exchange Commission

Jennifer Monick, Assistant Chief Accountant, Securities and Exchange Commission

Bryan Hough, Staff Attorney, Securities and Exchange Commission